August 17, 2004

VIA FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

Judiciary Plaza

450 Fifth Street N.W.

Washington, D.C. 20549-8088

Mail Stop 03-06

Attention:	Mr. Adélaja Heyliger

Re:	Form S-1 Registration Statement of PortalPlayer, Inc.
Commission File No. 333-117900 filed August 3, 2004

On behalf of PortalPlayer, Inc. (the “Registrant”), we are writing to provide the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with supplemental information concerning the pricing of stock awards of the Registrant described in the above-referenced registration statement (the “Registration Statement”).

As reflected in the consolidated financial statements of the Registrant, during the six months ended June 30, 2004, the Registrant recognized a stock-based compensation charge of $3,637,000. This charge consists of four elements summarized below and explained in more detail in the remainder of this letter:

1.	$984,000 for the issuance of employee stock options with exercise prices less than the fair value of the Registrant’s common stock at the date of grant. The Registrant continues to amortize the unearned portion to stock-based compensation expense as the related options vest.

2.	$711,000 of stock compensation expense associated with the fair value of the vested portion of a stock award which the Registrant granted to a Board member in connection with his management services to the Registrant. The remainder of the award vested in July 2004.

3.	$353,000 for the estimated value of a contingent bonus award granted to an officer of the Registrant for services rendered between January 1, 2004 and June 30, 2004.

4.	$1,589,000 in connection with the increased fair value of preferred stock that was issued to a director of the Registrant in connection with a consulting arrangement. The consulting arrangement was terminated in July 2004.

As reflected in the consolidated financial statements of the Registrant, during the year ended December 31, 2003, the Registrant recognized a stock-based compensation charge of $473,000. This charge consists of the compensation charge associated with the preferred stock mentioned above in item #4.

The purpose of this letter is to explain the factors underlying the valuation of these awards and the assumptions the Registrant has made in accounting for such awards and options.

Registrant Overview

The Registrant designs, develops and markets comprehensive platform solutions, including a system-on-chip and firmware, for manufacturers of personal media players. The most popular current version of these devices is commonly known as an “MP3 player”. The development of these system-on-chip and firmware solutions is time-consuming and includes significant risk as the consumer electronics market is characterized by rapidly changing technology continuously requiring improved features, such as lower power or smaller size. Only a continuous development of new platforms or other products and enhancements for existing platforms enables the Registrant to keep pace with evolving industry standards and rapidly changing customer requirements.

The Registrant commenced operations in May of 1999. Since inception, the Registrant has focused on the following four main areas:

•	Technology: development of underlying chips and firmware.

•	Funding: fundraising to support the technology development efforts.

•	Operations: commencement of sales and marketing efforts of its initial products and subsequent generations of the products, as well as defining a cost structure that could support the revenue streams which included two restructuring initiatives in August 2002 and January 2003 with significant headcount reductions.

•	Management and Corporate Development: building a management team and development of corporate identity and structure.

Initial public offering

Based on discussions with various investment banks during the underwriter selection process, the Registrant developed a preliminary valuation for a current implied pre-money equity value of the Registrant as of the date of the filing of the Registration Statement. In the absence of a fair market value evidenced by an actual arm’s length transaction in the Registrant’s stock, the Registrant considered many factors including the results of its operations, market conditions, competitive position and the stock performance of competitors, especially of more recent comparable semiconductor IPOs, to approximate its current pre-money equity value for the purpose of preparing financial statements for the Registration Statement.

Based on input received from various investment banks during the underwriter selection process, the Registrant applied P/E based trading multiples of comparable publicly traded companies in its valuation models. The Registrant used its financial forecasts for the years 2004 and 2005 as originally presented to the Board and later updated during the analysis period as a basis for the earnings used in this P/E based valuation.

The prices for technology stocks, and stocks of competitors of the Registrant in particular, have recently experienced significant fluctuations. Some comparable companies have experienced an overall significant decline of their valuation based on P/E trading multiples, especially in the most recent weeks of between 20% and 40% as the stock markets have experienced an increased instability with higher than usual volatility. In addition, the Registrant has not received third-party verification of an estimated filing range for its potential public offering and has determined its valuation for the purpose of valuing equity awards based on currently available comparables in models similar to those presented to the Registrant during the underwriter selection process.

When preparing the recently filed Registration Statement, the Registrant performed similar valuations for certain other points in the past that represented important milestones in its corporate development such as the change in management, the ramping of sales to its most significant customer, the establishment and subsequent revision of certain annual operating plans and Board of Directors’ decisions leading to the ultimate approval of the registration of a public offering of the Registrant’s stock.

Fair market values and exercise prices

Based on its analysis, the Registrant believes that the fair value of its common stock moved within the range of $0.15 to $3.56 per share for the period from mid 2003 through July 2004. The fair values of the Registrant’s common stock for certain periods were as follows:

Date Range	Price
through June 2003	$0.15
July 1, 2003 through December 31, 2003	$0.15 - $1.07
January 1, 2004 through March 31, 2004	$1.07 - $2.95
April 1, 2004 through July 31, 2004	$2.95 - $3.56

Inception to June 30, 2003.

The Registrant was founded by seven individuals, two of whom are currently members of the executive management team. From inception through the third quarter of 2001, the Registrant’s operating activities related primarily to developing and testing prototype products, assembling the sales and customer service organizations, establishing relationships with customers and obtaining funding to support this development. The Registrant shipped its first product in the fourth quarter of 2001. Due to the slow development of the market addressed by its initial products and the very limited number of customer relationships, sales were limited. Net revenue was minimal during this period, totaling $1.9 million, $8.8 million and $6.1 million in 2001, 2002 and for the six months ended June 30, 2003, respectively. The Registrant incurred net losses of $25.3 million and $22.5 million in 2001 and 2002, respectively, as well as a loss of $6.5 million during the six months ended June 30, 2003.

Driven by concerns about the rate of cash consumption and the slower than anticipated development of the target market, in August of 2002 and again in January of 2003, the Registrant initiated headcount reductions and restructuring initiatives which resulted in a reduction in staff of approximately 60 people – a total of approximately 1/2 of its staff. The Registrant missed its 2002 revenue goal of $18 million by more than 50%. The financial statements for the year ended December 31, 2002 included an explanatory paragraph in the opinion of the Registrant’s prior accounting firm indicating that there was substantial doubt about the Registrant’s ability to continue as a going concern.

Revenue during the first quarter of 2003 dropped by more than 75% compared to the previous quarter. In the first half of 2003, industry analysts reduced their estimates of the total available market for the Registrant’s products for 2003 by almost 30%, with no significant quarter-over-quarter growth rates for the second half of the year.

During 2002 and into the first half of 2003 the Registrant’s management team was subject to significant instability and changes. Key personnel, including both the Chief Executive Officer, or CEO, and the Chief Financial Officer, or CFO, left the Registrant towards the end of 2002 and the Chairman of the Board assumed interim CEO responsibilities until a new CEO was appointed in May of 2003. In addition, a Chief Operating Officer, or COO, who had started on a consulting basis during 2002, remained with the Registrant until the new CEO started.

During the period from inception to June 30, 2003, the Registrant issued and sold the following series of securities (excluding shares issued upon the exercise of stock options and reflecting stock splits affected subsequent to the initial sales):

•	October 15, 1999: 33,331 shares of series A preferred stock at $150.00 per share;

•	February 7, 2000 through March 7, 2000: 16,508 shares of series B preferred stock at $601.50 per share;

•	December 7, 2000 through February 22, 2001: 19,850 shares of series C preferred stock at $531.00 per share;

•	December 12, 2001 through May 28, 2002: 28,675,989 shares of series D preferred stock at $1.515 per share (of which 19,994,397 shares were subsequently converted into an equivalent number of shares of series E preferred stock as noted below); and

•	May 10, 2002: A provision within the series D purchase agreement enabled Series D investors who held series B or series C preferred shares to exchange a number of their series B and/or series C preferred shares for an equal number of shares of a newly created series B-1 and/or series C-1, respectively (the “Exchange Provision”) as defined in the purchase agreement. As a result of the Exchange Provision, a total of 2,924 and 24,555 shares of Series B and Series C preferred shares were exchanged into an equal number of shares of Series B-1 and Series C-1, respectively.

The sales of the preferred stock listed above were to accredited investors in arm’s–length transactions. Sales of the series D preferred stock included several significant investors who had not previously purchased the stock of the Registrant. The significant decline in the price of our series D preferred stock from the price of our series C preferred stock was due to the severe decline in the public markets and private valuations following the events of September 11.

In reaching a determination of the fair value of the common stock relative to the preferred stock, one of the factors the board of directors took into consideration was the Registrant’s capital structure, including the classes and characteristics of its convertible preferred stock, such as the rights of the preferred holders to non-cumulative dividends when and if declared by the board of directors and the liquidation preferences and the voting power of preferred stockholders, who vote on an as-converted basis, relative to common stockholders. Additionally, until the Registrant’s initial public offering is completed, its preferred stockholders, voting together as a class, have the right to elect five of the eight members to the board of directors. The common stockholders have the right to elect one member to the board of directors and the preferred and common stockholders, voting as a single class, have the right to elect the remaining two members of the board of directors.

The Registrant believes that the preferences enjoyed by holders of its preferred stock are, and continue to be, substantial and support a significant valuation differential between the common stock and the preferred stock.

In consideration of the preferred equity structure and the sales of the series D preferred stock at $1.515 per share, uncertainty about market success of the Registrant’s products as well as the industry and the incomplete nature of the Registrant’s management team, the Registrant determined that the fair value of its common stock during this period was de minimus and continued to believe that the exercise price of $0.15 for options, adjusted after a 150 to 1 reverse split, which had been set by the Board of Directors in the Board meeting on July 11, 2002 was the fair value. At that time, the Registrant had no prospect of successfully offering shares of its common stock publicly and accordingly there was no plan to engage in such a public offering. The more likely outcome for a liquidation at this time was a sale of the Registrant. In the event of a sale, approximately the first $140 million would have been paid to holders of the preferred stock.

July 1, 2003 to December 31, 2003

After a relatively disappointing first quarter of 2003, the second quarter of 2003 met management’s original expectations. The third and fourth quarter developed more positively than expected, both by the Registrant and industry analysts. Revenue increased steadily by between 20% and 30% quarter-over-quarter in the second half of the year 2003.

	Quarter Ended
	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31 2004	June 30, 2004
Net revenue	$3,231	$3,722	$922	$5,146	$6,788	$8,083	$10,196	$12,035

Cost of revenue	2,170	2,322	551	3,191	3,493	5,039	6,588	6,915

Gross profit	1,061	1,400	371	1,955	3,295	3,044	3,608	5,120
Operating expenses:
Research and development	4,812	3,711	3,190	2,709	2,791	2,413	2,608	2,986
Selling, general and administrative	2,099	2,136	1,387	1,219	1,194	1,272	1,446	1,345
Stock-based compensation	199	118	118	118	118	119	1,977	1,660

Total operating expenses	7,110	5,965	4,695	4,046	4,103	3,804	6,031	5,991

Operating income (loss)	(6,049)	(4,565)	(4,324)	(2,091)	(808)	(760)	(2,423)	(871)
Other income (expense), net	96	(26)	(26)	(50)	12	1	12	(9)

Net income (loss) before income taxes	(5,953)	(4,591)	(4,350)	(2,141)	(796)	(759)	(2,411)	(880)
Provision for income taxes

Net income (loss)	$(5,953)	$(4,591)	$(4,350)	$(2,141)	$(796)	$(759)	$(2,411)	$(880)

Initially targeted to be in full production in the second quarter of 2003, the Registrant ramped its latest product generation in December of 2003 providing the follow-on product required to maintain the key customer relationships for the near term future. Because the Registrant’s products are designed for use in consumer electronics products, the business is subject to seasonality, with increased revenue typically in the third and fourth quarter of each year when customers place orders to meet year-end holiday demand. Revenue in the fourth quarter increased by almost 120% over the fourth quarter from a year earlier. However, management was uncertain as to its ability to extrapolate from this quarter’s data to future performance, especially due to the potential seasonality effect.

In December 2003, the Registrant developed and the Board of Directors approved an Annual Operating Plan (“AOP”) for the year 2004 that included significant revenue growth and moderate earnings for the year. However, based on the Registrant’s financial performance as well as forecast at that time and the then current state of the public markets, a public offering of its common stock was not feasible and the Board concluded that the Registrant’s most likely liquidation event would be an acquisition by another company. The AOP assumed that Registrant could reach breakeven by the second quarter of 2004, however the Registrant was not projecting positive operating cash flow by that time.

In hindsight, for determining the fair value of the Registrant’s common stock during this period the Registrant used applicable market comparables: the Registrant applied trading multiples over its forecasted 2004 FY earnings – as derived from stock prices for publicly traded comparable companies around the end of the year 2003. Using this methodology the Registrant determined that the value of each share of common stock on December 31, 2003 was $1.07 based on 51,583,155 outstanding common shares on a fully diluted and as-converted basis. To approximate the market growth and improved revenue trends during this period, the Registrant used a linear increase in stock price for each day from $0.15 in July 2003 to $1.07 in December 2003. Originally, no deferred stock-based compensation had been recorded for the year ended December 31, 2003. In hindsight the straight-line amortization of stock-based compensation for this period was $24,000 and the deferred compensation was $476,000 and was recorded in the first quarter of 2004.

January 1, 2004 to March 31, 2004

In the first quarter of 2004 the Registrant experienced further quarter-over-quarter revenue growth of nearly 25% rather than the expected seasonal decline in shipping volume. Due to the continued success of hard-drive based MP3 players, industry analysts increased estimates for the 2004 and 2005 market size for those products that incorporate the Registrant’s products. Based on this new data, the Registrant developed and presented to the Board of Directors a financial forecast for the year 2005 showing a favorable year-over-year earnings improvement.

Board and management engaged in tentative discussions about the strategic corporate direction, including, but not limited to the feasibility of an IPO. Based on the limited history of the Registrant’s successful experience with its latest product generation, the Board deferred decisions about a possible IPO into the second quarter of 2004 when the Registrant would be further along in the development process of the follow-on product which would be significant for 2005 revenue generation. In addition, management began a search for a CFO.

Again, in hindsight, for determining the fair value of the Registrant’s common stock during this period the Registrant used applicable market comparables: the Registrant now applied trading multiples over its forecasted 2005 FY earnings – as derived from stock prices for publicly traded comparable companies in that time the Registrant determined that the value of each share of common stock on March 31, 2004 was $2.95 based on 52,293,326 outstanding common shares on a fully diluted and as-converted basis. Again, the Registrant used a linear increase in stock price for each day from $1.07 in January 2004 to $2.95 in March 2004. Accordingly, a deferred stock-based compensation of $1,170,000 was recorded. For the first quarter of 2004, the resulting straight-line amortization of stock-based compensation (including the charge for the second half of 2003) was $70,000.

On March 5, 2004, 19,994,397 shares of series D preferred stock were converted into 19,994,397 shares of series E preferred stock. No money was invested in connection with the issuance of Series E Preferred Stock. The Registrant did not receive any additional proceeds as a result of this conversion. Series E stockholders have a more favorable liquidation preference. Conversion rights remained unchanged and consequentially the value of the common stock was not affected.

April 1, 2004 to July 31, 2004

In the second quarter of 2004, the Registrant experienced further quarter-over-quarter revenue growth of nearly 20%, gathered positive technical data with respect to its next product generation, hired additional key personnel, including a CFO and a Chief Technology Officer and revised its 2005 financial forecast upwards. The second quarter was the first profitable quarter for the Registrant before non-cash charges.

In June 2004, the Board authorized management to initiate contact with potential underwriters for a possible public offering of the Registrant’s common stock, which ultimately lead to the filing of the Registrant’s Registration Statement with the SEC on August 3, 2004.

Again, in hindsight, for determining the fair value of the Registrant’s common stock during this period the Registrant used applicable market comparables: the Registrant again applied trading multiples over its then revised 2005 FY earnings forecast – as derived from stock prices for publicly traded comparable companies in that time. The Registrant determined that the value of each share of common stock on July 31, 2004 was $3.56 based on 54,439,950 outstanding common shares on a fully diluted and as-converted basis. During the period between March 31, 2004 and July 31, 2004, the prices for technology stocks, and for the stocks of competitors of the Registrant in particular, fluctuated significantly. Some comparable companies have experienced an overall significant decline of their valuation of between 20% and 40% during this time. Disappointing corporate earnings announcements and the concern about a slowing economy as well as geopolitical uncertainties changed the investors’ view on the valuation of these companies and on the market in general.

The combined effect of more favorable internal financial forecasts and the unfavorable capital market developments during this period resulted in a slower increase in the Registrant’s stock price compared to the first quarter of 2004.

The Registrant used a linear increase in stock price for each day from $2.95 in March 2004 to $3.56 in July 2004. Accordingly, a deferred stock-based compensation of $4,468,000 was booked in the second quarter of 2004 and the amortization of stock-based compensation was $914,000 during this quarter.

Stock option grants

Stock option grants for the period between July 2003 until the date the date of this letter were as follows:

Grant Date	Optionee	Total Shares Granted	Exercise Price per Share	Fair Market Value Per Share
9/16/2003	Other Employees	233,500	$0.15	$0.43
10/30/2003	Consultants	4,000	$0.15	$0.70
12/4/2003	Other Employees	540,500	$0.15	$0.91

Total July 2003 – December 2003		778,000

1/27/2004	Sanquini, Richard	400,000	$0.15	$1.62
1/27/2004	Other Employees	72,000	$0.15	$1.62
3/4/2004	Tandy, Scott W.	252,000	$0.15	$2.41
3/4/2004	Other Employees	8,000	$0.15	$2.41
4/29/2004	Other Employees	50,000	$0.15	$3.10
5/19/2004	Johnson, Gary	257,192	$0.15	$3.20
6/10/2004	Carlsen, Svend Olav	537,500	$0.80	$3.31
6/10/2004	Maia, Michael	20,000	$0.80	$3.31
6/10/2004	Miller, Richard G.	537,500	$0.80	$3.31
6/10/2004	Other Employees	314,500	$0.80	$3.31
7/29/2004	Consultants	25,000	$1.90	$3.55
7/29/2004	Other Employees	414,000	$1.90	$3.55

Total January 2004 to date		2,887,692

Other elements of stock-based compensation

In January 2004, the Registrant granted options to purchase 400,000 shares of common stock to a Board member in connection with his management services to the Registrant. At the time of grant, 300,000 options were fully vested and the remainder vest over 11 months. In the six months ended June 30, 2004, the Registrant recorded $711,000 of stock compensation expense associated with the fair value of the vested portion of this award. The fair value was derived using the Black-Scholes option pricing model with an expected life of 10 years, risk free interest rate ranging from 2.86% to 3.84%, annualized volatility of 80% and no dividends during the expected term. The remainder of the award was accelerated and became fully vested in July 2004.

Mr. Johnson, the Registrant’s CEO, is entitled to a bonus for the period from January 1, 2004 through June 30, 2004 which consists of a cash award of $150,000 and an additional contingent bonus amount payable upon the closing of an initial public offering or of an acquisition of the Registrant. The additional bonus amount is payable in the form of a five-year warrant to purchase 133,000 common shares at $1.50 per share in the event of the initial public offering and is payable in the form of consideration as paid to the Registrant’s other shareholders in the event of an acquisition. During the six month period ended June 30, 2004, the Registrant recorded $503,000 related to this arrangement, including $150,000 for the cash portion and $353,000 for the estimated value of the contingent portion. The estimated value is based upon the weighted values of the three possible payouts with the most likely outcome based upon an initial public offering. The three possible awards include the Black-Scholes value of the warrant, cash payment upon an acquisition and no additional amounts paid if neither of the two events occurs. The portion of the fair value derived using the Black-Scholes option pricing model utilized an expected life of 5 years, risk free interest rate of 3.84%, annualized volatility of 80% and no dividends during the expected term. The amount recorded for the contingent portion is subject to change in value upon resolution; accordingly additional charges related to this arrangement may be recorded in future periods.

In 2001, the Registrant negotiated a consulting arrangement and, in 2002, the consultant became a director of the Registrant. The Registrant issued 1,056,105 shares of series D at $1.515 per share to the director of the Registrant in exchange for a nonrecourse promissory note. Since the promissory note is non-recourse and is effectively repaid through consulting services rendered, the Registrant accounted for the stock issuance, promissory note and consulting arrangements as a grant of restricted stock to a non-employee in exchange for future services. Accordingly, the Registrant expensed the fair value of the preferred stock over the term of the consulting arrangement and each period adjusted the stock-based compensation expense for changes in the fair value of the stock. The Registrant recognized $473,000, $473,000 and $1,589,000 of stock-based compensation expense related to this award in the years ended December 31, 2002 and 2003, and the six months ended June 30, 2004, respectively.

Summary

The fair market value of the Registrant’s common stock through July 2004 has been driven primarily by two factors:

•

Company-specific performance – until mid 2003, the Registrant experienced a relatively slow growth in its business resulting in significant losses, a continuous need for financing, two restructuring initiatives and a loss of key executive personnel. The Registrant was relatively uncertain about its economic future. Since mid 2003, the Registrant has made significant progress in various areas of its business, including product development, market acceptance, the overall market for its products and the depth and breadth of its management team. From a revenue perspective, the Registrant experienced between a 20% and 30% increase quarter-over-quarter in revenue in the third and fourth quarters of 2003. Compared to the quarter a year earlier, revenue in the fourth quarter of 2003 increased by 120%. This growth notwithstanding, in December 2003, based on the state of the financial markets and the Registrant’s financial performance at the time, the board continued to believe that the Registrant’s more likely liquidation event would be an acquisition by another company rather than a public offering. However, in the first quarter of 2004, the Registrant experienced further quarter-over-quarter revenue growth of nearly 25% in the first quarter of 2004, rather than the expected seasonal decline in shipping volume and of nearly 20% in the second quarter of 2004. In addition, during the second quarter of 2004, the Registrant expanded its management team in critical positions, including hiring a Chief

Financial Officer and a Chief Technology Officer. Further, the second quarter of 2004 was the first profitable quarter for the Registrant before non-cash charges.

•	General stock market conditions – the prices for technology stocks, and stock of competitors of the Registrant in particular, have recently experienced significant fluctuations. In particular, some comparable companies have experienced an overall significant decline of their valuation based on P/E trading multiples, especially in the most recent weeks of between 20% and 40% as the stock markets have experienced increased instability with higher than usual volatility. Overall since mid 2003, prices for technology stocks - as evidenced by major relevant indices such as the Nasdaq Index or the PHLX Semiconductor Sector Index (SOX) have generally increased relatively linearly between mid 2003 and January of 2004 and subsequently decreased to mid 2003 levels by July of 2004. Many stock prices of comparable companies that conducted public offerings during the last 12 months have dropped below the offering price.

In combination, the Registrant believes the above-noted factors are consistent with the fair market values of the Registrant’s common stock since mid 2003 and the corresponding charge for stock-based compensation that has been recorded. The Registrant has faced significant risks since inception. Although the Registrant believes that the fair value set by its board of directors at the time of the grant of stock options during the relevant periods was appropriate, with the benefit of hindsight and the knowledge of how several uncertainties of this period were resolved, the Registrant believes that it has recorded the appropriate stock compensation in view of its subsequent filing to conduct an initial public offering of common stock.

We hope that you will find the foregoing helpful in evaluating financial information regarding equity awards and the convertible preferred stock of the Registrant. Questions or comments regarding this matter may be directed to the undersigned at 650.233.4564. Comments can also be sent via facsimile at 650.233.4545.

Very truly yours,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	Ms. Kristin Brooks

Mr. Gary Johnson

Mr. Olav Carlsen